# The Managers Funds

**INTERNATIONAL EQUITY FUND**
**EMERGING MARKETS EQUITY FUND**

## SEMI-ANNUAL REPORT

## JUNE 30, 1999

*Where Leading Money Managers Converge*

**MANAGERS INTERNATIONAL EQUITY FUND**
**MANAGERS EMERGING MARKETS EQUITY FUND**

# Semi-Annual Report
# June 30, 1999
(unaudited)

TABLE OF CONTENTS



*Investments in The Managers Funds are not deposits or obligations of, or guaranteed or endorsed by, any bank. Shares of the funds are not federally insured by the Federal Deposit Insurance Corp., the Federal Reserve Board, or any governmental agency.*

# President's Message



**Dear Fellow Shareholder:**

The first half of 1999 was an active period for both the financial markets and The Managers Funds. The U.S. economy continued to grow as low levels of unemployment and healthy stock market returns enabled consumers to expand their spending habits. This is a major factor in the economy's strength. In addition, a rebound in some of the emerging economies, particularly in the Far East has had a positive effect on U.S. businesses' prospects for export growth. While these factors have driven stock prices higher so far this year, they have also raised the probability of price inflation.

Early in the year, Federal Reserve Chairman Alan Greenspan noted the economy's strength and publicly questioned the suitability of the third interest rate cut in late 1998. Then, at its May meeting, the Federal Reserve Board (the Fed) changed its policy bias from neutral to tightening, sighting "the persistent strength in domestic demand, the reduced risks of economic weakness abroad, and the recovery in U.S. financial markets." Finally, in a widely anticipated move at the end of June, the Fed voted to increase short-term rates by 25 basis points (0.25%) to 5.0%. As a result of all of these factors, interest rates rose throughout the first half, and thus, bond prices moved lower in general. Although prices for below investment grade bonds bucked this trend as investors' confidence in the respective companies improved with the perceived improvement in the global economy, many high quality and government bonds had negative total returns for the period. Short-term bonds, treasury bills and commercial paper, however, are far less interest rate sensitive and thus provided steady returns throughout the period.

The equity markets were strong yet mixed throughout the first half of 1999. In the first quarter, investors continued to focus primarily on domestic large capitalization growth companies and selected internet issues to the exclusion of almost all else. Technology was once again the best performing sector for the U.S. large-cap stock market during the first quarter, followed closely by consumer cyclical stocks. Energy stocks posted modest returns due largely to a sharp rise in oil prices stemming from OPEC's decision to limit production. Meanwhile, the defensive and value oriented sectors of the market languished and small capitalization stocks lost value. The Russell 2000 returned –5.4%, underperforming the S&P 500 by more than 10 percentage points during the first quarter. These trends reversed dramatically in April as large capitalization stocks continued to rise but the strength broadened across all capitalization sectors. The Russell 2000 Index outperformed the S&P 500 Index by 8.5 percentage points during the second quarter. It was the first time since the third quarter of 1997 that small-cap stocks outperformed large-caps, and it was the largest

outperformance since the fourth quarter of 1992. Another significant change was that value stocks, typically considered to be stocks with low Price/Book and Price/Earnings ratios, considerably outperformed growth stocks. Indeed, the S&P 500/BARRA Value Index outperformed the S&P 500/BARRA Growth Index by its widest margin since the first quarter of 1993.

The breakdown of returns by economic sectors also revealed some interesting twists. The best performing sector was basic materials, which rose nearly 24% in the second quarter, a dramatic improvement for a sector which had consistently ranked in the bottom half of all sectors since the first quarter of 1997. Industrial stocks, which had fallen in four of the previous six quarters, rose 18% in the second quarter. Technology stocks continued to provide healthy returns, utilities stocks rebounded and energy stocks improved on their first quarter gains.

Some of these trends in the U.S. stock market resulted from the strengthening of the global economic scenario, particularly the surprising turnaround in certain emerging nations, which favorably impacted the outlook for basic materials and capital-expenditure based industries. The improved outlook, combined with very favorable valuations relative to the more growth oriented sectors like technology and consumer cyclicals, gave investors more confidence to buy into these sectors.

With the perceived improvements in the global economy, foreign stocks also performed well during the first half of 1999. Far Eastern and emerging markets stocks provided particularly strong returns, enhanced for the most part by improving currencies. European markets also rose on average although a 12% drop in the valuation of the Euro detracted significantly from returns for U.S. investors.

Within this environment, Managers International Equity Fund and Managers Emerging Markets Equity Fund performed well. Our newest offering, Managers Emerging Markets Equity Fund rebounded from a challenging 1998 to return 37% during the first half of 1999. Please see page 3 for the complete performance results of all of our funds.

Last but certainly not least, Robert Watson, our founder and president retired from The Managers Funds on April 1, 1999. I would like to take this opportunity to personally thank Bob for creating a first rate product for our shareholders as well as assembling a top quality team of people to support our shareholders in The Managers Funds. Importantly, Bob will remain on the Funds' Boards of Trustees and will thus continue to be involved with The Managers Funds.

As always, should you have any questions on this report, please feel free to contact us at 1-800-835-3879, or visit our website at www.managersfunds.com.

We thank you for your continued investment in The Managers Funds.

Sincerely,

Peter M. Lebovitz
President

# THE MANAGERS FUNDS

## The Managers Funds Performance (unaudited)

All Periods Ended June 30, 1999

| | | Average Annual Total Returns** | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Equity Funds: | Six Months* | 1 Year | 3 Years | 5 Years | 10 Years | Since Inception | Inception Date | Morningstar Rating*** |
| Income Equity Fund | 11.10% | 11.84% | 20.40% | 20.62% | 14.05% | 15.48% | Oct. '84 | ☆☆☆☆ |
| Capital Appreciation Fund | 26.91% | 49.68% | 33.86% | 28.80% | 19.66% | 19.01% | Jun. '84 | ☆☆☆☆☆ |
| Special Equity Fund | 11.81% | 5.84% | 13.82% | 19.64% | 15.30% | 16.17% | Jun. '84 | ☆☆☆ |
| International Equity Fund | 6.18% | 3.61% | 12.57% | 12.52% | 12.43% | 14.00% | Dec. '85 | ☆☆☆☆ |
| Emerging Markets Equity Fund | 37.08% | 25.56% | — | — | — | 4.36% | Feb. '98 | N/A |
| Income Funds: | | | | | | | | |
| Short & Intermediate Bond Fund | 0.98% | 3.75% | 5.32% | 5.80% | 6.61% | 7.97% | Jun. '84 | ☆☆☆☆ |
| Bond Fund | 4.51% | 2.98% | 9.12% | 10.16% | 9.47% | 10.70% | Jun. '84 | ☆☆☆☆ |
| Global Bond Fund | (9.56)% | 5.05% | 4.64% | 5.68% | — | 5.47% | Mar. '94 | ☆ |
| Money Market Fund | 2.28% | 4.92% | 5.21% | 5.12% | 4.98% | 5.84% | Jun. '84 | N/A |

*Past performance is not a guarantee of future results. Investment returns and principal value of mutual fund shares will fluctuate so that the redemption price may be more or less than the original purchase price. For a prospectus including fees and expenses, please visit our website at www.managersfunds.com, or call The Managers Funds at (800) 835-3879 or your investment adviser. Read the prospectus carefully before you invest.*

* Not annualized.

** Total return equals income yield plus share price change and assumes reinvestment of all dividends and capital gain distributions. Returns are net of fees and may reflect fee waivers or the reimbursement of fund expenses as described in the prospectus. No adjustment has been made for taxes payable by shareholders on their reinvested dividends and capital gain distributions. Returns for periods greater than one year are annualized.

*** Morningstar proprietary ratings reflect risk-adjusted performance through 06/30/99 and are subject to change every month. The ratings are by asset class and are calculated from the funds' three-, five- and ten-year returns (with fee adjustments) in excess of 90-day Treasury bill returns, and a risk factor that reflects fund performance below 90-day Treasury bill returns. For the three-, five- and ten-year periods, respectively, each of the Equity Funds rated, other than the International Equity Fund, was rated against 3,061, 1,896 and 766 equity funds, the International Equity Fund was rated against 997, 508 and 123 international equity funds, and each of the Income Funds was rated against 1,554, 1,113 and 381 taxable fixed-income funds. Ten percent of the funds in each asset class receive five stars, 22.5% receive 4 stars, 35% receive 3 stars, 22.5% receive 2 stars and 10% receive 1 star.

## The Managers Funds
## Summary of Country Allocations Relative to MSCI Indices (unaudited)

| Country | Managers International Equity Fund* | MSCI EAFE Index | Country | Managers Emerging Markets Equity Fund* | MSCI EMF Index |
|---|---|---|---|---|---|
| Japan | 24.94% | 24.00% | Mexico | 9.95% | 11.90% |
| United Kingdom | 22.41 | 22.26 | Brazil | 8.78 | 8.65 |
| Germany | 11.04 | 9.85 | Taiwan | 8.51 | 12.31 |
| France | 8.94 | 9.66 | Korea | 8.11 | 14.78 |
| Switzerland | 5.61 | 6.76 | Turkey | 6.98 | 2.05 |
| Australia | 4.33 | 2.86 | India | 5.53 | 7.51 |
| Canada | 3.29 | 0.00 | Greece | 5.27 | 6.14 |
| Sweden | 3.23 | 2.27 | Argentina | 4.99 | 2.36 |
| Spain | 2.78 | 2.97 | Chile | 4.80 | 3.93 |
| Netherlands | 2.67 | 5.65 | South Africa | 4.69 | 11.01 |
| Hong Kong | 2.44 | 2.53 | Israel | 4.49 | 2.89 |
| Italy | 2.29 | 4.37 | Hong Kong | 4.12 | 0.00 |
| Singapore | 1.55 | 1.05 | Indonesia | 3.98 | 2.31 |
| South Africa | 0.79 | 0.00 | Egypt | 3.86 | 0.00 |
| Brazil | 0.68 | 0.00 | Hungary | 3.20 | 1.21 |
| Finland | 0.59 | 1.87 | Malaysia | 2.80 | 0.00 |
| Malaysia | 0.44 | 0.00 | Thailand | 2.33 | 3.84 |
| Denmark | 0.37 | 0.76 | Poland | 1.80 | 1.24 |
| Austria | 0.29 | 0.30 | Philippines | 1.70 | 1.84 |
| Chile | 0.28 | 0.00 | Venezuela | 1.50 | 0.77 |
| China | 0.17 | 0.00 | Peru | 1.36 | 0.79 |
| Belgium | 0.00 | 1.30 | Croatia | 1.25 | 0.00 |
| Portugal | 0.00 | 0.51 | China | 0.00 | 0.78 |
| Norway | 0.00 | 0.42 | Colombia | 0.00 | 0.42 |
| Ireland | 0.00 | 0.42 | Czech Republic | 0.00 | 0.75 |
| New Zealand | 0.00 | 0.19 | Jordan | 0.00 | 0.14 |
| Other | 0.44 | 0.00 | Pakistan | 0.00 | 0.31 |
| U.S. | 0.43 | 0.00 | Russia | 0.00 | 2.02 |
| | | | Sri Lanka | 0.00 | 0.05 |

*As a percent of the total market value of common stocks.

## Managers International Equity Fund
## Schedule of Portfolio Investments
June 30, 1999 (unaudited)

| | Shares | | Value |
|---|---|---|---|
| **Common Stocks - 90.8%** | | | |
| **Basic Industries - 12.8%** | | | |
| AGA AB, Series B, Switzerland Certificate (Sweden)* | 201,780 | $ | 2,495,806 |
| Anglo American Platinum Corp., Ltd, ADR (South Africa) | 120,476 | | 2,811,091 |
| Aracruz Celulose SA, Sponsored ADR (Brazil) | 87,400 | | 1,922,800 |
| Barrick Gold Corp. (Canada) | 244,300 | | 4,711,796 |
| BASF AG (Germany)* | 105,688 | | 4,668,443 |
| Bayer AG (Germany)* | 87,326 | | 3,636,809 |
| BOC Group PLC (United Kingdom)* | 234,853 | | 4,597,724 |
| Broken Hill Proprietary Co., Ltd. (Australia)* | 885,667 | | 10,245,727 |
| Clariant AG, registered shares (Switzerland) | 2,739 | | 1,127,233 |
| Compagnie De Saint-Gobain (France)* | 24,870 | | 3,960,954 |
| Companhia Vale do Rio Doce, Sponsored ADR (Brazil) | 93,300 | | 1,852,369 |
| Impala Platinum Holdings, ADR (South Africa) | 61,900 | | 1,557,163 |
| Imperial Chemical Industries PLC (United Kingdom)* | 410,000 | | 4,048,835 |
| Kymmene OY (Finland)* | 54,040 | | 1,721,351 |
| Noranda, Inc. (Canada)* | 84,800 | | 1,117,229 |
| Normandy Mining, Ltd. (Australia)* | 1,107,100 | | 736,239 |
| Quimica Minera Chile SA, Sponsored ADR (Chile) | 43,100 | | 1,524,663 |
| Rhone Poulenc SA, Class A (France)* | 89,482 | | 4,087,267 |
| RTZ Corp. PLC (United Kingdom)* | 229,290 | | 3,841,878 |
| Shin-Etsu Chemical Co., Ltd. (Japan)* | 43,000 | | 1,439,613 |
| Stillwater Mining Co. (United States)* | 74,100 | | 2,422,144 |
| Sumitomo Metal Mining Co. (Japan)* | 242,000 | | 1,000,248 |
| Teijin, Ltd. (Japan)* | 1,165,000 | | 4,718,939 |
| Viag AG (Germany)* | 8,508 | | 4,016,877 |
| WMC, Ltd. (Australia)* | 797,600 | | 3,421,876 |
| **Total Basic Industries** | | | 77,685,074 |
| **Capital Goods - 6.7%** | | | |
| Alcatel Alsthom (France)* | 33,100 | | 4,657,536 |
| General Electric Co. PLC (United Kingdom)* | 602,171 | | 6,117,415 |
| Heidelberger Druckmaschinen AG (Germany)* | 9,229 | | 526,109 |
| Holderbank Financiere Glaris AG, bearer shares (Switzerland) | 2,827 | | 3,335,827 |
| Matsushita Electric Works, Ltd. (Japan)* | 363,000 | | 3,504,869 |
| National Grid Group PLC (United Kingdom) | 575,200 | | 4,007,434 |
| Siebe PLC (United Kingdom)* | 941,900 | | 4,454,011 |
| Siemans AG (Germany)* | 77,630 | | 5,985,863 |
| Thyssen Krupp AG (Germany)* | 116,100 | | 2,552,811 |
| Toshiba Corp. (Japan)* | 807,000 | | 5,757,137 |
| **Total Capital Goods** | | | 40,899,012 |
| **Communication Services - 6.6%** | | | |
| BCE, Inc. (Canada) | 70,300 | | 3,425,484 |
| British Telecommunications PLC (United Kingdom)* | 276,583 | | 4,629,938 |
| Deutsche Telekom AG (Germany)* | 37,138 | | 1,558,147 |
| Nippon Telegraph & Telephone Corp. (Japan)* | 731 | | 8,520,377 |

The accompanying notes are an intergral part of these financial statements.

## Managers International Equity Fund
## Schedule of Portfolio Investments (continued)

| | Shares | Value |
|---|---|---|
| **Communication Services** (continued) | | |
| NTT Mobile Communication (Japan)* | 416 | $ 5,570,968 |
| NTT Mobile Communication Network, Inc. (Japan) | 104 | 1,409,936 |
| Swisscom AG (Switzerland) | 8,268 | 3,110,269 |
| Telecom Italia SpA (Italy)* | 943,700 | 5,116,999 |
| Telefonica SA Euro (Spain) | 143,550 | 6,912,079 |
| **Total Communication Services** | | 40,254,197 |
| **Consumer Basics - 6.7%** | | |
| Asahi Breweries, Ltd. (Japan) | 237,000 | 2,950,500 |
| Cadbury Schweppes PLC (United Kingdom)* | 231,186 | 1,475,448 |
| Diageo PLC (United Kingdom)* | 411,776 | 4,325,999 |
| Fosters Brewing Group, Ltd. (Australia)* | 1,108,060 | 3,118,913 |
| Gallaher Group PLC (United Kingdom)* | 140,000 | 862,839 |
| Heineken NV (Netherlands)* | 73,350 | 3,754,179 |
| J Sainsbury PLC (United Kingdom) | 258,177 | 1,627,806 |
| Kao Corp. (Japan)* | 136,000 | 3,822,435 |
| Molson Cos., Ltd. (Canada)* | 138,300 | 2,507,715 |
| Nestle SA, registered shares (Switzerland) | 4,089 | 7,364,986 |
| Roche Holdings AG (Switzerland)* | 623 | 6,401,865 |
| Unilever PLC (United Kingdom)* | 296,428 | 2,630,589 |
| **Total Consumer Basics** | | 40,843,272 |
| **Consumer Durable Goods - 5.7%** | | |
| DaimlerChrysler AG (Germany)* | 38,592 | 3,341,736 |
| Electrolux AB, Series B (Sweden)* | 164,900 | 3,457,675 |
| Matsushita Electric, Inds. (Japan)* | 140,000 | 2,719,683 |
| Michelin, Class B, registered shares (France)* | 44,500 | 1,819,775 |
| Nissan Motor Co., Ltd. (Japan)* | 959,000 | 4,582,144 |
| Sharp Corp.(Japan)* | 455,000 | 5,378,606 |
| Sony Corp. (Japan)* | 97,000 | 10,464,165 |
| Volvo AB, Series B (Sweden)* | 99,400 | 2,886,335 |
| **Total Consumer Durable Goods** | | 34,650,119 |
| **Consumer Non-Durables - 2.1%** | | |
| Great Universal Stores PLC (United Kingdom)* | 576,831 | 6,432,803 |
| Metro AG (Germany)* | 77,604 | 4,815,886 |
| Neuenburger, Schweizerische Allgemeine Versicherungs, Gesellschaft (Switzerland) | 2,400 | 1,614,301 |
| **Total Consumer Non-Durables** | | 12,862,990 |
| **Consumer Services - 0.6%** | | |
| SHIMANO, Inc. (Japan)* | 158,000 | 3,742,002 |
| **Energy - 4.7%** | | |
| British Petroleum Co. PLC (United Kingdom)* | 249,600 | 4,469,388 |
| Elf Aquitaine SA (France)* | 35,000 | 5,134,150 |
| Ente Nazionale Idrocarburi SpA (Italy) | 644,700 | 3,847,971 |
| Enterprise Oil PLC (United Kingdom)* | 198,918 | 1,269,448 |

The accompanying notes are an intergral part of these financial statements.

| | Shares | Value |
|---|---|---|
| **Energy** (continued) | | |
| LASMO PLC (United Kingdom)* | 667,939 | $ 1,505,560 |
| RWE AG (Germany)* | 64,553 | 2,987,182 |
| Shell Transport & Trading Co., registered shares (United Kingdom)* | 585,247 | 4,391,080 |
| Woodside Petroleum, Ltd. (Australia)* | 729,350 | 4,932,259 |
| **Total Energy** | | 28,537,038 |
| **Entertainment & Leisure - 3.5%** | | |
| Canal Plus (France)* | 18,430 | 5,169,511 |
| Carlton Communications PLC (United Kingdom)* | 315,007 | 2,611,747 |
| Club Mediterranee SA (France)* | 26,548 | 2,816,066 |
| Genting Berhad (Malaysia)* | 707,900 | 2,432,358 |
| Nintendo Corp., Ltd. (Japan)* | 22,900 | 3,220,046 |
| Reuters Group PLC (United Kingdom)* | 377,795 | 4,969,443 |
| **Total Entertainment & Leisure** | | 21,219,171 |
| **Finance - 21.6%** | | |
| Allianz AG, (Vinkuliert) (Germany) | 16,162 | 4,481,702 |
| Allied Zurich AG (United Kingdom)* | 224,200 | 2,818,328 |
| Argentaria SA (Spain)* | 226,000 | 5,146,355 |
| AXA-UAP (France) | 48,600 | 5,926,750 |
| Bank of Tokyo-Mitsubishi, Ltd., The (Japan) | 154,000 | 2,193,453 |
| Banque Nationale de Paris (France) | 59,200 | 4,930,928 |
| Bayerische Vereinsbank AG (Germany) | 41,993 | 2,727,175 |
| Daiwa Securities Co., Ltd. (Japan) | 791,000 | 5,231,049 |
| Development Bank of Singapore, Ltd. (Singapore) | 46,000 | 562,162 |
| Exel, Ltd. (Bermuda) | 44,300 | 2,502,950 |
| Fuji Bank, Ltd., The (Japan) | 198,000 | 1,381,433 |
| HSBC Holding PLC, registered shares (United Kingdom) | 170,261 | 6,210,381 |
| Industrial Bank of Japan,, Ltd. (Japan) | 375,000 | 2,975,944 |
| ING Groep NV (Netherlands) | 75,100 | 4,064,385 |
| Istituto Bancario San Paolo di Torino (Italy)* | 238,700 | 3,248,044 |
| Istituto Nazionale delle Assicurazioni (Italy)* | 177,400 | 411,464 |
| Li & Fung, Ltd. (Hong Kong)* | 1,041,000 | 2,495,631 |
| Merita, Ltd., Class A (Finland) | 270,700 | 1,537,572 |
| Munchener Rueckvericherungs-Gesellschaft, registered shares (Germany)* | 11,386 | 2,077,495 |
| Munchener Rueckvericherungs-Gesellschaft, registered shares (Germany) | 2,234 | 413,374 |
| National Westminster Bank PLC (United Kingdom) | 278,100 | 5,895,878 |
| Nichiei Co. (Japan) | 14,000 | 1,226,750 |
| Nikko Securities Co., Ltd. The (Japan) | 1,044,000 | 6,740,217 |
| Nordbanken Holding AB (Sweden) | 246,800 | 1,444,924 |
| Orix Corp., Ltd. (Japan) | 65,300 | 5,829,875 |
| Oversea-Chinese Banking Corp., Ltd. (Singapore) | 206,000 | 1,718,684 |
| Overseas Union Bank, Ltd. (Singapore) | 587,400 | 2,830,012 |
| Promise Co. (Japan) | 57,080 | 3,373,746 |
| Prudential Corp. PLC (United Kingdom) | 561,251 | 8,271,684 |

The accompanying notes are an intergral part of these financial statements.

| | Shares | Value |
|---|---|---|
| **Finance** (continued) | | |
| Royal & Sun Alliance Insurance Group PLC (United Kingdom) | 529,818 | $ 4,747,690 |
| Sanwa Bank, Ltd., The (Japan) | 184,000 | 1,811,557 |
| Shohkoh Fund (Japan) | 5,500 | 3,946,433 |
| Sumitomo Trust and Banking Co. (Japan) | 1,098,000 | 5,282,599 |
| Svenska Handelsbanken, Class A (Sweden) | 294,600 | 3,539,781 |
| UBS AG (Switzerland) | 6,280 | 1,873,783 |
| Unidanmark A/S, Class A (Denmark) | 30,400 | 2,023,238 |
| United Assurance Group, PLC (United Kingdom) | 131,745 | 857,649 |
| United OverSeas Bank, Ltd. (Singapore) | 493,000 | 3,446,945 |
| Westpac Banking Corp., Ltd. (Australia) | 218,400 | 1,414,858 |
| Zurich Allied AG (Switzerland)* | 6,115 | 3,476,084 |
| **Total Finance** | | 131,088,962 |
| **General Business – 6.2%** | | |
| ABB, Ltd. (Sweden)* | 42,477 | 3,977,997 |
| Canadian Pacific, Ltd. (Canada) | 81,800 | 1,944,312 |
| Canon, Inc. (Japan) | 155,000 | 4,458,957 |
| Citic Pacific, Ltd. (Hong Kong)* | 1,105,000 | 3,524,959 |
| Elsevier NV (Netherlands) | 187,490 | 2,174,334 |
| Flughafen Wien AG (Austria)* | 37,855 | 1,587,839 |
| Granada Group PLC (United Kingdom)* | 289,300 | 5,358,108 |
| Hutchison Whampoa, Ltd. (Hong Kong)* | 381,000 | 3,449,753 |
| Suez Lyonnaise des Eaux (France)* | 20,900 | 3,768,180 |
| Swire Pacific, Ltd. (Hong Kong)* | 300 | 1,485 |
| Vivendi (France)* | 87,381 | 7,075,527 |
| **Total General Business** | | 37,321,451 |
| **Health Care - 6.1%** | | |
| AstraZeneca Group PLC (United Kingdom)* | 120,369 | 4,693,384 |
| Chugai Pharmaceutical Co., Ltd. (Japan)* | 268,000 | 2,888,915 |
| Hoechst AG (Germany)* | 188,353 | 8,523,788 |
| Novartis AG, registered shares (Switzerland)* | 1,799 | 2,626,024 |
| Sankyo Co., Ltd. (Japan)* | 126,000 | 3,176,821 |
| Schering AG (Germany)* | 24,162 | 2,560,481 |
| SmithKline Beecham Unit PLC (United Kingdom)* | 528,709 | 6,875,366 |
| Yamanouchi Pharmaceutical Co., Ltd. (Japan)* | 147,000 | 5,626,271 |
| **Total Health Care** | | 36,971,050 |
| **Real Estate - 1.6%** | | |
| Cheung Kong (Holdings), Ltd. (Hong Kong) | 189,000 | 1,680,844 |
| Kerry Properties, Ltd. (Hong Kong) | 830,325 | 1,096,955 |
| Mitsubishi Estate Co., Ltd. (Japan)* | 384,000 | 3,748,896 |
| Mitsui Fudosan Co., Ltd. (Japan)* | 231,000 | 1,871,373 |
| New World Development Co., Ltd. (Hong Kong)* | 397,687 | 1,191,739 |
| **Total Real Estate** | | 9,589,807 |

The accompanying notes are an intergral part of these financial statements.

## Managers International Equity Fund
## Schedule of Portfolio Investments (continued)

| | Shares | Value |
|---|---|---|
| **Technology - 2.9%** | | |
| British Aerospace PLC (United Kingdom)* | 917,804 | $ 5,974,825 |
| Philips Electronics N.V. (Netherlands) | 47,932 | 4,726,135 |
| Ricoh Co., Ltd. (Japan)* | 82,000 | 1,129,305 |
| TDK Corp. (Japan)* | 65,000 | 5,948,168 |
| **Total Technology** | | 17,778,433 |
| **Transportation - 1.2%** | | |
| Canadian National Railway Co. (Canada) | 66,700 | 4,468,900 |
| Railtrack Group PLC (United Kingdom)* | 143,000 | 2,923,487 |
| **Total Transportation** | | 7,392,387 |
| **Utilities - 1.8%** | | |
| British Energy PLC (United Kingdom) | 88,600 | 761,124 |
| Endesa SA (Spain)* | 153,400 | 3,270,179 |
| Huaneng Power International, Inc., ADR (China)* | 53,600 | 917,900 |
| Veba AG (Germany)* | 102,824 | 6,041,780 |
| **Total Utilities** | | 10,990,983 |
| **Total Common Stocks** (cost $456,935,173) | | 551,825,948 |

## Short-Term Investments - 5.7%

| | Shares | Value |
|---|---|---|
| **Other Investment Companies - 2.2%** | | |
| JPM Prime Money Market Fund, 4.62%** | 13,391,955 | 13,391,955 |

| | Principal Amount | Value |
|---|---|---|
| **Repurchase Agreement - 3.5%** | | |
| Donaldson, Lufkin & Jenrette, Inc., dated 06/30/99, due 07/01/99, 4.80%, total to be received $21,438,858 (secured by $16,999,000 USTN, 10.75%, due 08/15/05, market value $21,652,408), at cost | $21,436,000 | 21,436,000 |
| **Total Short-Term Investments** (cost $34,827,955) | | 34,827,955 |
| **Total Investments - 96.5%** (cost $491,763,128) | | 586,653,903 |
| **Other Assets, less Liabilities - 3.5%** | | 21,587,480 |
| **Net Assets - 100.0%** | | $608,241,383 |

The accompanying notes are an intergral part of these financial statements.

# Managers International Equity Fund
## **Schedule of Portfolio Investments** (concluded)

Note: Based on the cost of investments of $495,315,641 for federal income tax purposes at June 30, 1999, the aggregate gross unrealized appreciation and depreciation was $108,945,085 and $17,615,823, respectively, resulting in net unrealized appreciation of investments of $91,338,262.

* Non-income-producing securities.

** Yield shown for this investment company represents the June 30, 1999, seven-day average yield, which refers to the sum of the previous seven days' dividends paid, expressed as an annual percentage.

**Investment Abbreviations and Definitions:**

ADR: Securities whose value is determined or significantly influenced by trading on exchanges not located in the United States or Canada. ADR after the name of a holding stands for American Depositary Receipt, representing ownership of foreign securities on deposit with a domestic custodian bank. Sponsored ADRs are initiated by the underlying foreign company.

Registered shares: A security whose owner has been recorded with its issuer or issuer's registrar.

Bearer shares: A security owned by a holder who is not registered upon the issuer's books.

USTN: United States Treasury Note.

The accompanying notes are an intergral part of these financial statements.

# Managers Emerging Markets Equity Fund
# Schedule of Portfolio Investments
June 30, 1999 (unaudited)

| | Shares | Value |
|---|---|---|
| **Common Stocks - 92.5%** | | |
| **Basic Industries - 11.2%** | | |
| Aksigorta AS (Turkey) | 7,000,000 | $ 194,854 |
| BorsodChem Rt. (Hungary) | 4,000 | 97,468 |
| Companhia Vale do Rio Doce, Sponsored ADR (Brazil) | 7,600 | 150,890 |
| Hindalco Industries, Ltd., Sponsored GDR (India) | 7,500 | 144,375 |
| Pohang Iron & Steel Co., Ltd. (South Korea)* | 2,000 | 236,717 |
| PT Indah Kiat Pulp & Paper Corp. (Indonesia)* | 250,000 | 115,524 |
| **Total Basic Industries** | | 939,828 |
| **Capital Goods - 9.9%** | | |
| Barlow, Ltd. (South Africa)* | 24,000 | 138,421 |
| Cementos de Mexico, Sponsored ADR (Mexico) | 807 | 7,944 |
| Cemex SA, Series B, Sponsored ADR (Mexico) | 16,500 | 163,119 |
| Gujarat Ambuja Cements Ltd., Sponsored GDR (India) | 20,000 | 165,000 |
| Hon Hai Precision, Ind. (Taiwan)* | 20,000 | 180,805 |
| Samsung Electronics, Ltd., GDR representing 1/2 voting shares (South Korea)* | 3,386 | 180,474 |
| **Total Capital Goods** | | 835,763 |
| **Communication Services - 26.4%** | | |
| China Telecom, Ltd., Sponsored ADR (Hong Kong)* | 3,500 | 199,500 |
| Cia. de Telecomunicaciones de Chile SA, Sponsored ADR (Chile) | 4,700 | 116,325 |
| Egyptian Mobile Phone Network (Egypt)* | 13,333 | 300,538 |
| Grupo Televisa SA, Sponsored GDR (Mexico)* | 3,500 | 156,844 |
| Hellenic Telecommunications Organization SA (Greece) | 10,000 | 214,028 |
| Philippine Long Distance Telephone Co., Sponsored ADR (Philippines) | 4,400 | 132,550 |
| PT Indosat (Persero) TBK, Sponsored ADR (Indonesia) | 10,000 | 195,000 |
| Telecom Agrentina Stet, France Telecom SA, Sponsored ADR (Argentina) | 2,000 | 53,553 |
| Telecomunicacoes Brasileiras SA, Telebras, Sponsored ADR (Brazil)* | 2,050 | 184,884 |
| Telecomunicacoes de Sao Paulo SA, Preferred (Brazil)* | 970,000 | 115,052 |
| Telefonica de Argentina SA, Sponsored ADR (Argentina) | 2,400 | 75,300 |
| Telefonica del Peru SA, Sponsored ADR (Peru) | 7,000 | 105,875 |
| Telefonos de Mexico SA, Sponsored ADR (Mexico) | 2,000 | 161,625 |
| Telekomunidacja Polksa SA, GDR (Poland)* | 13,113 | 91,791 |
| Videsh Sanchar Nigam, Ltd., Sponsored GDR (India) | 5,800 | 73,225 |
| Videsh Sanchar Nigam, Ltd., Sponsored GDR (India)(a) | 3,800 | 47,975 |
| **Total Communication Services** | | 2,224,065 |
| **Computer Software - 0.6%** | | |
| Prokom Software, Sponsored GDR (Poland)* | 3,000 | 48,450 |
| **Consumer Basics - 5.0%** | | |
| Efes Sinai Yatirim Holdings AS, Sponsored GDR (Turkey)* | 35,700 | 28,560 |
| Fomento Economico Mexica, UBD (Mexico) | 29,000 | 115,926 |

The accompanying notes are an intergral part of these financial statements.

## Managers Emerging Markets Equity Fund
## Schedule of Portfolio Investments (continued)

| | Shares | Value |
|---|---|---|
| **Consumer Basics** (continued) | | |
| Fomento Economico Mexicano SA, | | |
| Sponsored ADR (Mexico) | 1,600 | $ 63,800 |
| Illovo Sugar, Ltd. (South Africa)* | 90,000 | 99,188 |
| Mavesa, SA (Venezuela) | 36,000 | 117,000 |
| **Total Consumer Basics** | | 424,474 |
| **Energy - 3.3%** | | |
| Perez Companc SA, Sponsored ADR (Argentina) | 11,200 | 138,600 |
| Petroleo Brasileiro SA, Sponsored ADR (Brazil) | 9,550 | 142,056 |
| **Total Energy** | | 280,656 |
| **Entertainment & Leisure - 3.2%** | | |
| Embratel Participacoes SA, Sponsored ADR (Brazil)* | 6,600 | 91,575 |
| Matav-Cable Systems Media, Ltd., Sponsored ADR (Israel) | 4,000 | 176,000 |
| **Total Entertainment & Leisure** | | 267,575 |
| **Finance - 16.2%** | | |
| Banco Frances SA, Sponsored ADR (Argentina) | 6,400 | 121,600 |
| Bank Leumi Le-Israel (Israel) | 92,000 | 173,812 |
| Chinatrust Commmercial Bank (Taiwan)* | 63,000 | 75,678 |
| Commercial Bank of Greece (Greece) | 2,750 | 196,410 |
| Housing & Commercial Bank, Korea, | | |
| Sponsored GDR (South Korea) | 7,000 | 214,550 |
| Liberty Life Association of Africa, Ltd. (South Africa) | 10,000 | 128,107 |
| Public Bank Berhard (Malaysia) | 140,000 | 132,038 |
| Yapi ve Kredi Bankasi AS (Turkey) | 15,000,000 | 216,768 |
| Yapi ve Kredi Bankasi AS, receipts (Turkey) | 7,200,000 | 104,049 |
| **Total Finance** | | 1,363,012 |
| **General Business - 1.4%** | | |
| Chilectra SA, Sponsored ADR (Chile) | 5,400 | 116,802 |
| **Health Care - 3.0%** | | |
| Pliva d.d., registered shares GDR (Croatia) | 6,500 | 97,500 |
| Richter Gedeon Rt., Sponsored GDR (Hungary) | 3,500 | 152,250 |
| **Total Health Care** | | 249,750 |
| **Miscellaneous - 1.3%** | | |
| ROC Taiwan Fund (Taiwan) | 14,000 | 112,875 |
| **Real Estate - 1.3%** | | |
| Corporacion GEO, SA de C.V. (Mexico)* | 25,000 | 106,034 |
| **Technology - 5.6%** | | |
| Shin Corp.s Public Co., Ltd. (Thailand)* | 39,000 | 181,912 |
| Siliconware Precision Industries Co. (Taiwan)* | 55,350 | 105,388 |
| Taiwan Semiconductor Manufacturing Co. (Taiwan)* | 49,200 | 188,118 |
| **Total Technology** | | 475,418 |

The accompanying notes are an intergral part of these financial statements.

## Managers Emerging Markets Equity Fund
## Schedule of Portfolio Investments (concluded)

| | Shares | Value |
|---|---|---|
| **Utilities - 4.1%** | | |
| Enersis SA, Sponsored ADR (Chile) | 6,150 | $ 140,681 |
| Huaneng Power International, Inc. (Hong Kong)* | 290,000 | 121,478 |
| YTL Power International Berhad (Malaysia)* | 100,000 | 86,256 |
| **Total Utilities** | | 348,415 |
| **Total Common Stocks** | | |
| (cost $6,424,673) | | 7,793,117 |
| **Other Investment Companies - 4.6%** | | |
| JPM Prime Money Market Fund** | | |
| (cost $390,240) | 390,240 | 390,240 |
| **Total Investments - 97.1%** | | |
| (cost $6,814,913) | | 8,183,357 |
| **Other Assets, less Liabilities - 2.9%** | | 242,352 |
| **Net Assets - 100.0%** | | $8,425,709 |

Note: Based on the cost of investments of $6,821,152 for federal income tax purposes at June 30, 1999, the aggregate gross unrealized appreciation and depreciation was $1,681,871 and $319,666, respectively, resulting in net unrealized appreciation of investments of $1,362,205.

* Non-income-producing securities.

** Yield shown for this investment company represents the June 30, 1999, seven-day average yield, which refers to the sum of the previous seven days' dividends paid, expressed as an annual percentage.

(a) Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified buyers. At June 30, 1999, the value of this security amounted to $47,975, or 0.6% of net assets.

**Investment Abbreviations and Definitions:**

ADR/GDR: Securities whose value is determined or significantly influenced by trading on exchanges not located in the United States or Canada. ADR after the name of a holding stands for American Depositary Receipt, representing ownership of foreign securities on deposit with a domestic custodian bank; a GDR (Global Depositary Receipt) is comparable, but foreign securities are held on deposit in a non-U.S. bank. Sponsored ADR/GDRs are initiated by the underlying foreign company.

Registered shares: A security whose owner has been recorded with its issuer or issuer's registrar.

## The Managers Funds
## Statements of Assets and Liabilities
June 30, 1999 (unaudited)

| | Managers International Equity Fund | Managers Emerging Markets Equity Fund |
|---|---|---|
| **Assets:** | | |
| Investments at value* | $586,653,903 | $8,183,357 |
| Cash | 175 | 297,743 |
| Foreign currency (cost $3,103,063 and $238,068) | 3,091,776 | 237,688 |
| Receivable for investments sold | 2,270,811 | 62,972 |
| Receivable for Fund shares sold | 19,763,375 | 163,595 |
| Receivable for open forward foreign currency contracts | 50,874,875 | — |
| Deferred organization expense | — | 7,666 |
| Dividends, interest and other receivables | 976,550 | 65,173 |
| Prepaid expenses | 65,251 | 5,247 |
| Total assets | 663,696,716 | 9,023,441 |
| **Liabilities:** | | |
| Payable for Fund shares repurchased | 604,065 | 4,423 |
| Payable for investments purchased | 3,216,757 | 574,903 |
| Payable for open forward foreign currency contracts | 50,883,503 | — |
| Accrued expenses: | | |
| Investment advisory and management fees | 430,791 | 4,458 |
| Administrative fees | 119,664 | — |
| Other | 200,553 | 13,948 |
| Total liabilities | 55,455,333 | 597,732 |
| **Net Assets** | $608,241,383 | $8,425,709 |
| Shares outstanding | 11,726,914 | 793,975 |
| Net asset value, offering and redemption price per share | $51.87 | $10.61 |
| **Net Assets Represent:** | | |
| Paid-in capital | $490,522,415 | $7,972,274 |
| Undistributed net investment income | 2,455,649 | 48,789 |
| Accumulated net realized gain (loss) from investments and foreign currency contracts and transactions | 20,417,538 | (959,536) |
| Net unrealized appreciation of investments and foreign currency contracts and translations | 94,845,781 | 1,364,182 |
| **Net Assets** | $608,241,383 | $8,425,709 |
| *Investments at cost | $491,763,128 | $6,814,913 |

The accompanying notes are an intergral part of these financial statements.

## The Managers Funds
## Statements of Operations
For the six months ended June 30, 1999 (unaudited)

| | Managers International Equity Fund | Managers Emerging Markets Equity Fund |
|---|---|---|
| **Investment Income:** | | |
| Dividend income | $ 7,721,772 | $ 112,549 |
| Interest income | 747,082 | 931 |
| Foreign withholding tax | (859,937) | (14,240) |
| Total investment income | 7,608,917 | 99,240 |
| **Expenses:** | | |
| Investment advisory and management fees | 2,536,451 | 30,632 |
| Administrative fees | 704,570 | 6,659 |
| Custodian fees | 373,660 | 2,003 |
| Transfer agent fees | 252,760 | 12,126 |
| Audit fees | 26,823 | 8,498 |
| Registration fees | 23,043 | 5,600 |
| Trustee fees | 21,561 | 203 |
| Insurance | 15,652 | 16 |
| Legal fees | 9,573 | 75 |
| Amortization of organization expense | — | 1,050 |
| Miscellaneous expenses | 40,368 | 903 |
| Total expenses before reductions | 4,004,461 | 67,765 |
| Less: Fee waivers | — | (17,314) |
| Expense reductions | (20,557) | — |
| Net expenses | 3,983,904 | 50,451 |
| Net investment income | 3,625,013 | 48,789 |
| **Net Realized and Unrealized Gain (Loss):** | | |
| Net realized gain (loss) on investment transactions | 18,507,650 | (353,457) |
| Net realized gain (loss) on foreign currency contracts and transactions | (1,480,646) | 3,058 |
| Net unrealized appreciation of investments | 16,102,868 | 2,027,449 |
| Net unrealized appreciation (depreciation) from foreign currency contracts and translations | 1,519,050 | (3,985) |
| Net realized and unrealized gain | 34,648,922 | 1,673,065 |
| **Net Increase in Net Assets Resulting from Operations** | $38,273,935 | $1,721,854 |

The accompanying notes are an intergral part of these financial statements.

# The Managers Funds
# Statements of Changes in Net Assets

| | Managers International Equity Fund | | Managers Emerging Markets Fund | |
|---|---|---|---|---|
| | For the six months ended June 30, 1999 (unaudited) | For the year ended December 31, 1998 | For the six months ended June 30, 1999 (unaudited) | For the period February 9, 1998* to December 31, 1998 |
| **Increase (Decrease) in Net Assets From Operations:** | | | | |
| Net investment income (loss) | $ 3,625,013 | $ 5,246,831 | $ 48,789 | $ (3,202) |
| Net realized gain (loss) on investments and foreign currency transactions | 17,027,004 | 31,069,730 | (350,399) | (606,302) |
| Net unrealized appreciation (depreciation) of investments and foreign currency translations | 17,621,918 | 31,976,004 | 2,023,464 | (659,282) |
| Net increase (decrease) in net assets resulting from operations | 38,273,935 | 68,292,565 | 1,721,854 | (1,268,786) |
| **Distributions to Shareholders:** | | | | |
| From net investment income | — | (4,019,280) | — | — |
| From net realized gain on investments | — | (32,137,834) | — | — |
| Total distributions to shareholders | — | (36,157,114) | — | — |
| **From Capital Share Transactions:** | | | | |
| Proceeds from sale of shares | 655,361,224 | 744,729,587 | 3,805,949 | 8,313,314 |
| Net asset value of shares issued in connection with reinvestment of dividends and distributions | — | 31,404,010 | — | — |
| Cost of shares repurchased | (638,219,844) | (642,067,138) | (1,779,368) | (2,367,254) |
| Net increase from capital share transactions | 17,141,380 | 134,066,459 | 2,026,581 | 5,946,060 |
| Total increase in net assets | 55,415,315 | 166,201,910 | 3,748,435 | 4,677,274 |
| **Net Assets:** | | | | |
| Beginning of period | 552,826,068 | 386,624,158 | 4,677,274 | — |
| End of period | $ 608,241,383 | $ 552,826,068 | $ 8,425,709 | $ 4,677,274 |
| End of period undistributed (overdistributed) net investment income | $ 2,455,649 | $ (1,169,364) | $ 48,789 | $ 21,353 |
| **Share Transactions:** | | | | |
| Sale of shares | 13,257,621 | 15,011,971 | 401,036 | 916,005 |
| Shares issued in connection with reinvestment of dividends and distributions | — | 647,906 | — | — |
| Shares repurchased | (12,848,181) | (12,824,573) | (211,103) | (311,963) |
| Net increase in shares | 409,440 | 2,835,304 | 189,933 | 604,042 |

* Commencement of operations.

The accompanying notes are an intergral part of these financial statements.

## Managers International Equity Fund
## Financial Highlights
For a share of capital stock outstanding throughout each period

| | For the six months ended June 30, 1999 (unaudited) | Year ended December 31, 1998 | 1997 | 1996 | 1995 | 1994 |
|---|---|---|---|---|---|---|
| **Net Asset Value, Beginning of Period** | $48.85 | $45.58 | $43.69 | $39.97 | $36.35 | $35.92 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income | 0.31 | 0.54 | 0.42 | 0.32 | 0.31 (a) | 0.16 |
| Net realized and unrealized gain on investments | 2.71 | 6.06 | 4.27 | 4.76 | 5.59 | 0.56 |
| Total from investment operations | 3.02 | 6.60 | 4.69 | 5.08 | 5.90 | 0.72 |
| **Less Distributions to Shareholders from:** | | | | | | |
| From net investment income | --- | (0.37) | (0.65) | (0.33) | (0.13) | (0.08) |
| From net realized gain on investments | --- | (2.96) | (2.15) | (1.03) | (2.15) | --- |
| In excess of net realized gain on investments | --- | --- | --- | --- | --- | (0.21) |
| Total distributions to shareholders | --- | (3.33) | (2.80) | (1.36) | (2.28) | (0.29) |
| **Net Asset Value, End of Period** | $51.87 | $48.85 | $45.58 | $43.69 | $39.97 | $36.35 |
| Total Return | 6.18%(c) | 14.54% | 10.83% | 12.77% | 16.24% | 2.00% |
| Ratio of net expenses to average net assets | 1.41%(b)(d) | 1.41%(b) | 1.45%(b) | 1.53% | 1.58% | 1.49% |
| Ratio of net investment income to average net assets | 1.29%(d) | 1.05% | 0.75% | 0.97% | 0.80% | 0.60% |
| Portfolio turnover | 19%(c) | 56% | 37% | 30% | 73% | 22% |
| Net assets at end of period (000's omitted) | $608,241 | $552,826 | $386,624 | $269,568 | $140,488 | $86,924 |

(a) Calculated using the average shares outstanding during the year.

(b) The Fund has entered into arrangements with one or more third-party broker-dealer(s) who have paid a portion of the Fund's expenses. In addition, the Fund has received credits against its custodian expense for uninvested overnight cash balances. Absent these expense reductions, the annualized ratio of expenses to average net assets for the six months ended June 30, 1999, and the years ended December 31, 1998 and 1997 would have been 1.42%, 1.42%, and 1.45%, respectively. (See Note 1c of Notes to Financial Statements.)

(c) Not annualized.

(d) Annualized.

## Managers Emerging Markets Equity Fund
## Financial Highlights
For a share of capital stock outstanding throughout each period

| | For the six months ended June 30, 1999 (unaudited) | For the period February 9, 1998* to December 31, 1998 |
|---|---|---|
| **Net Asset Value, Beginning of Period** | $ 7.74 | $10.00 |
| **Income from Investment Operations:** | | |
| Net investment income (loss) | 0.06 | (0.01) |
| Net realized and unrealized gain (loss) on investments | 2.81 | (2.25) |
| Total from investment operations | 2.87 | (2.26) |
| **Net Asset Value, Beginning of Period** | $10.61 | $ 7.74 |
| Total Return (b) | 37.08%(c) | (22.60)%(c) |
| Ratio of net expenses to average net assets | 1.89%(d) | 2.54%(d) |
| Ratio of net investment income (loss) to average net assets | 1.83%(d) | (0.09)%(d) |
| Portfolio turnover | 85%(c) | 89%(c) |
| Net assets at end of period (000's omitted) | $8,426 | $4,677 |
| Expense Waiver/Reduction (a) | | |
| Ratio of total expenses to average net assets | 2.54%(d) | 3.57%(d) |
| Ratio of net investment income (loss) to average net assets | 2.48%(d) | (1.11)%(d) |

(a) Ratio information assuming no waiver of investment advisory and management fees or administration fees and no reduction of custodian expenses due to credits received for uninvested cash balances. (See Notes 1c and 2 of Notes to Financial Statements.)

(b) The total return would have been lower had certain expenses not been reduced during the periods shown.

(c) Not annualized.

(d) Annualized.

* Commencement of operations.

## (1) Summary of Significant Accounting Policies

The Managers Funds (the "Trust") is a no-load, open-end, management investment company, organized as a Massachusetts business trust, and registered under the Investment Company Act of 1940, as amended (the "1940 Act"). Currently the Trust is comprised of 10 investment series. Included in this report are Managers International Equity Fund ("International Equity") and Managers Emerging Markets Equity Fund ("Emerging Markets Equity"), collectively the "Funds."

The Funds' financial statements are prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements:

### (a) Valuation of Investments

Equity securities traded on a domestic or international securities exchange are valued at the last quoted sales price, or, lacking any sales, on the basis of the last quoted bid price. Over-the-counter securities for which market quotations are readily available are valued at the last quoted bid price. Fixed income securities are valued based on valuations furnished by independent pricing services that utilize matrix systems, which reflect such factors as security prices, yields, maturities, and ratings, and are supplemented by dealer and exchange quotations. Short-term investments, having a remaining maturity of 60 days or less, are valued at amortized cost, which approximates market. Securities for which market quotations are not readily available are valued at fair value, as determined in good faith and pursuant to procedures adopted by the Board of Trustees.

### (b) Security Transactions

Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.

### (c) Investment Income and Expenses

Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed are recorded as soon as the Trust is informed of the ex-dividend date. Dividend income on foreign securities is recorded net of withholding tax. Interest income is recorded on the accrual basis and includes amortization of discounts and premiums when required for federal income tax purposes. Non-cash dividends included in dividend income, if any, are reported at the fair market value of the securities received. Other income and

expenses are recorded on an accrual basis. Expenses which cannot be directly attributed to a particular fund are apportioned among the funds in the Trust based upon their average net assets.

International Equity had certain portfolio trades directed to various brokers who paid a portion of the Fund's expenses. For the six months ended June 30, 1999, International Equity's custody expenses were reduced by $20,021 under this arrangement.

In addition, International Equity has a "balance credit" arrangement with the custodian bank whereby the Fund is credited with an interest factor equal to 0.75% of the nightly Fed Funds rate for account balances left uninvested overnight. These credits serve to reduce custody expenses that would otherwise be charged to the Fund. For the six months ended June 30, 1999, International Equity's custody expenses were reduced by $536, under this arrangement.

### (d) Dividends and Distributions

Dividends resulting from net investment income, if any, normally will be declared and paid annually for the Funds. Distributions of capital gains, if any, will be made on an annual basis and when required for federal excise tax purposes. Income and capital gain distributions are determined in accordance with Federal income tax regulations, which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for foreign currency related transactions, losses deferred due to wash sales and equalization accounting for tax purposes. Permanent book and tax basis differences, if any, relating to shareholder distributions will result in reclassifications to paid-in capital.

### (e) Organization Costs (Emerging Markets Equity only)

Organization and registration related costs of $10,588 have been deferred and are being amortized over a period of time not to exceed 60 months from the commencement of operations on February 9, 1998.

### (f) Repurchase Agreements

Each Fund may enter into repurchase agreements provided that the value of the underlying collateral, including accrued interest, will be equal to or exceed the value of the repurchase agreement during the term of the agreement. The underlying collateral for all repurchase agreements is held in safekeeping by the Fund's custodian or at the Federal Reserve Bank.

If the seller defaults and the value of the collateral declines, or if bankruptcy proceedings commence with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.

### (g) Federal Taxes

Each Fund intends to comply with the requirements under Subchapter M of the Internal Revenue Code of 1986, as

amended, and to distribute substantially all of its taxable income and gains to its shareholders and to meet certain diversification and income requirements with respect to investment companies. Therefore, no provision for federal income or excise tax is included in the accompanying financial statements.

### (h) Capital Stock

The Trust's Declaration of Trust authorizes for each series the issuance of an unlimited number of shares of beneficial interest, without par value. Each Fund records sales and repurchases of its capital stock on the trade date. Dividends and distributions to shareholders are recorded on the ex-dividend date.

At June 30, 1999, certain omnibus accounts held greater than 10% of the outstanding shares of the following Funds: International Equity- two combined to own 38%; and Emerging Markets Equity- two combined to own 50%.

### (i) Foreign Currency Translation

The books and records of the Funds are maintained in U.S. dollars. The value of investments, assets and liabilities denominated in currencies other than U.S. dollars are translated into U.S. dollars based upon current foreign exchange rates. Purchases and sales of foreign investments and income and expenses are converted into U.S. dollars based on currency exchange rates prevailing on the respective dates of such transactions. Net realized and unrealized gain (loss) on foreign currency transactions represent: (1) foreign exchange gains and losses from the sale and holdings of foreign currencies; (2) gains and losses between trade date and settlement date on investment securities transactions and forward foreign currency exchange contracts; and (3) gains and losses from the difference between amounts of interest and dividends recorded and the amounts actually received.

In addition, the Funds do not isolate that portion of the results of operation resulting from changes in exchange rates from the fluctuations resulting from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

## (2) Agreements and Transactions with Affiliates

Effective April 1, 1999, the Trust entered into a new Fund Management Agreement under which The Managers Funds LLC (the "Investment Manager"), formerly The Managers Funds, L.P. and now a subsidiary of Affiliated Managers Group, Inc., provides or oversees investment advisory and management services to the Funds. The Investment Manager selects portfolio managers for each Fund (subject to Trustee approval), allocates assets among portfolio managers and monitors the portfolio managers' investment programs and results. Each Fund's investment portfolio is managed by portfolio managers who serve pursuant to

Portfolio Management Agreements with the Investment Manager and the Fund. Certain officers of the Funds are officers of the Investment Manager.

Investment advisory and management fees are paid directly by each Fund to The Managers Funds LLC based on average daily net assets. The annual investment advisory and management fee rates, as a percentage of average daily net assets are as follows:

| Fund | Investment Advisory and Management Fee |
|---|---|
| International Equity | 0.90% |
| Emerging Markets Equity | 1.15%* |

*For the six months ended June 30, 1999, the Investment Manager voluntarily waived a portion of its investment advisory and management fee, amounting to $10,655, or 0.40% on an annual basis.

Effective April 1, 1999, the Trust entered into a new Administration and Shareholder Servicing Agreement under which The Managers Funds LLC serves as each Fund's administrator (the "Administrator") and is responsible for all aspects of managing the Funds' operations, including administration and shareholder services to each Fund, its shareholders, and certain institutions, such as bank trust departments, broker-dealers and registered investment advisers, that advise or act as an intermediary with the Funds' shareholders. During the six months ended June 30, 1999, International Equity paid a fee to the Administrator at the rate of 0.25% per annum of the Fund's average daily net assets. With respect to Emerging Markets Equity, the Administrator voluntarily waived its entire administrative fee for the six months ended June 30, 1999, amounting to $6,659.

Effective April 1, 1999, the aggregate annual fee paid to each outside Trustee for serving as a Trustee of the Trust has been increased to $16,000. In addition, the fees that the Trustees receive for attendance at in-person and telephonic meetings have been increased to $1,000 and $500 per meeting, respectively. The Trustee fee expense shown in the financial statements represents the Fund's allocated portion of the total fees paid by the Trust.

## (3) Purchases and Sales of Securities

Purchases and sales of securities, excluding short-term securities, for the six months ended June 30, 1999, were as follows:

| Fund | Purchases | Sales |
|---|---|---|
| International Equity | $100,064,618 | $123,056,311 |
| Emerging Markets Equity | 6,281,118 | 4,385,579 |

Only International Equity had sales of U.S. Government securities, which amounted to $6,651,027. There were no purchases of U.S. Government securities by either fund.

## (4) Foreign Securities

There are certain considerations and risks associated with investing in foreign securities and currency transactions that are not inherent in investments of domestic origin. The Funds' investments in emerging market countries may involve greater risks than investments in more developed markets. These risks of investing in foreign and emerging markets may include foreign currency exchange rate fluctuations, perceived credit risks, adverse political and economic developments and possible adverse foreign government intervention. Securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices may be more volatile than those of comparable securities in the United States.

## (5) Forward Foreign Currency Contracts (International Equity only)

During the six months ended June 30, 1999, International Equity invested in forward foreign currency exchange contracts. These investments may involve greater market risk than the amounts disclosed in the Fund's financial statements.

A forward foreign currency exchange contract is an agreement between the Fund and another party to buy or sell a currency at a set price at a future date. The market value of the contract will fluctuate with changes in currency exchange rates. The contract is marked-to-market daily, and the change in market value is recorded as an unrealized gain or loss. Gain or loss on the purchase or sale of contracts having the same settlement date, amount and counterparty is realized on the date of offset, otherwise gain or loss is realized on settlement date.

The Fund may invest in non-U.S. dollar denominated instruments subject to limitations, and enter into forward foreign currency exchange contracts to facilitate transactions in foreign securities and protect against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and such foreign currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

Open forward foreign currency exchange contracts for International Equity at June 30, 1999, were as follows:

| Foreign Currency | Settlement Date | Current Value (in U.S. Dollars) | Unrealized Gain/Loss (in U.S. Dollars) |
|---|---|---|---|
| **Buy Contracts** | | | |
| Euro | 08/31/99 | $ 7,460,534 | $ (476,412) |
| (Payable Amount $7,936,946) | | | |
| **Sell Contracts** | | | |
| Euro | 08/31/99 | $ 7,460,534 | $ 499,466 |
| Japanese Yen | 09/01/99 | 2,943,908 | 76,092 |
| Japanese Yen | 09/10/99 | 3,266,763 | 23,237 |
| Japanese Yen | 09/29/99 | 29,275,352 | (131,011) |
| **Total Sell Contracts** | | | |
| (Receivable Amount $43,414,341) | | $ 42,946,557 | $ 467,784 |

## Supplemental Data
## Special Meeting Information (unaudited)

At the Special Meeting of Shareholders of the Trust held on March 31, 1999, the following votes were recorded for Managers International Equity Fund ("International Equity") and Managers Emerging Markets Equity Fund ("Emerging Markets Equity"). The proposals, which shareholders were asked to vote on, are explained in further detail in the proxy statement dated February 12, 1999. Proposal 2 did not apply to these Funds.

Proposal 1 – Approval of New Fund Management Agreement

| Fund | Shares For | Shares Against | Shares Abstained |
|---|---|---|---|
| International Equity | 6,329,696 | 70,321 | 92,045 |
| Emerging Markets Equity | 301,337 | 1,335 | 4,294 |

Proposal 3 – Expansion of the Board of Trustees

| Fund | Shares For | Shares Against | Shares Abstained |
|---|---|---|---|
| International Equity | 6,223,898 | 166,575 | 101,588 |
| Emerging Markets Equity | 291,751 | 5,737 | 9,478 |

Proposal 4 – Election of Trustees

International Equity

| Trustee | Shares For | Shares Witheld |
|---|---|---|
| Madeline H. McWhinney | 6,369,365 | 122,698 |
| Steven J. Paggioli | 6,373,453 | 118,610 |
| Thomas R. Schneeweis | 6,375,675 | 116,388 |
| Robert P. Watson | 6,376,147 | 115,916 |
| Sean M. Healey | 6,376,147 | 115,916 |
| Jack W. Aber | 6,376,541 | 115,522 |
| William E. Chapman, II | 6,376,578 | 115,485 |
| Edward J. Kaier | 6,376,578 | 115,485 |
| Eric Rakowski | 6,376,578 | 115,485 |

Emerging Markets Equity

| Trustee | Shares For | Shares Witheld |
|---|---|---|
| Madeline H. McWhinney | 302,399 | 4,568 |
| Steven J. Paggioli | 302,399 | 4,568 |
| Thomas R. Schneeweis | 302,399 | 4,568 |
| Robert P. Watson | 302,399 | 4,568 |
| Sean M. Healey | 302,399 | 4,568 |
| Jack W. Aber | 302,399 | 4,568 |
| William E. Chapman, II | 302,399 | 4,568 |
| Edward J. Kaier | 302,399 | 4,568 |
| Eric Rakowski | 302,399 | 4,568 |

Pursuant to Article III, Section 1 of the By-Laws of the Trust and the Investment Company Act of 1940, such total votes on each proposal represents a quorum of the outstanding shares of the Fund.

# THE MANAGERS FUNDS

Where Leading Money Managers Converge

## Fund Distributor

**The Managers Funds LLC**
40 Richards Avenue
Norwalk, Connecticut 06854-2325
(203) 857-5321 or (800) 835-3879

## Custodian

State Street Bank and Trust Company
1776 Heritage Drive
North Quincy, Massachusetts 02171

## Legal Counsel

Swidler Berlin Shereff Friedman, LLP
919 Third Avenue
New York, New York 10022

## Transfer Agent

Boston Financial Data Services, Inc.
attn: The Managers Funds
P.O. Box 8517
Boston, Massachusetts 02266-8517
(800) 252-0682

This report is prepared for the information of shareholders. It is authorized for distribution to prospective investors only when preceded or accompanied by an effective prospectus.

## The Managers Funds

### Equity Funds:

INCOME EQUITY FUND
- Scudder Kemper Investments, Inc.
- Chartwell Investment Partners, L.P.

CAPITAL APPRECIATION FUND
- Essex Investment Management Company, LLC
- Roxbury Capital Management, LLC

SPECIAL EQUITY FUND
- Liberty Investment Management
- Pilgrim Baxter & Associates, Ltd.
- Westport Asset Management, Inc.
- Kern Capital Management LLC

INTERNATIONAL EQUITY FUND
- Scudder Kemper Investments, Inc.
- Lazard Asset Management

EMERGING MARKETS EQUITY FUND
- Rexiter Capital Management Limited

### Income Funds:

MONEY MARKET FUND
- J.P. Morgan Investment Management Inc.

SHORT AND INTERMEDIATE BOND FUND
- Standish, Ayer & Wood, Inc.

BOND FUND
- Loomis, Sayles & Company, L.P.

GLOBAL BOND FUND
- Rogge Global Partners, plc.

**www.managersfunds.com**